Filed by Rockley Photonics Holdings Limited

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Form S-4 File No. 333-255019

Subject Companies:

Rockley Photonics Limited

SC Health Corporation

(Commission File No. 001-38972)

Timepieces That Tell You How You Are

First published Monday, April 12, 2021 at 3:16pm on gazettabyte.com

Apple is Rockley Photonics’ largest customer. So says Rockley in a document filed with the US Securities and Exchange Commission (SEC) as it prepares to be listed on the New York Stock Exchange (NYSE).

The Form S- 4 document provides details of Rockley’s silicon photonics platform for consumer ‘wearables’ and medical devices, part of the emerging health and wellness market.

Andrew Rickman, Rockley Photonics’s CEO, discusses what the company has been working on and how a wearable device can determine a user’s health.

The first of several articles on silicon photonics-based biosensors for medical and other applications.

Part 1: Consumer Wearables

Ever wondered what the shining green light is doing on the underside of your smartwatch?

The green LED probes the skin to measure various health parameters - biomarkers - of the wearer. Just what light can reveal about a user’s health is a topic that has preoccupied Rockley Photonics for several years.

Rockley is not solely interested in using the visible spectrum to probe the skin but also light at higher wavelengths. Using the infrared portion of the spectrum promises to reveal more about the watch wearer’s health.

Rockley can also shed light on its own healthcare activities following the announcement of its merger with SC Health that will enable Rockley to be listed on the NYSE, valued at $1.2 billion.

SC Health is a Special Purpose Acquisitions Company or SPAC. Also known as a ‘blank cheque’ company, a SPAC is a publicly listed cash shell company that raises money to acquire an early-stage start-up before its listing.

For Andrew Rickman, who will remain as Rockley’s CEO, the latest development is consistent with his silicon photonics vision when he established Bookham Technologies in 1988.

He views silicon photonics as an enabling technology, a platform that can address multiple industries, the healthcare market being the most promising. As such, Rockley is no more a healthcare company than it is an optical transceiver or a LiDAR player, says Rickman.

SPAC path

Rockley is not commenting on the SC Health transaction except to say that start-ups aspire to go public or be acquired. “We are going public through this route,” says Rickman.

Rockley can’t say much about SC Health either. What Rickman will say is that shell companies are created by people with a particular industry background: “Clearly, there is a very big health dimension to Rockley, and SC Health is a health-oriented SPAC.”

Rockley’s silicon photonics platform is already being used for the optical transceiver market through a joint venture with Hengtong Optic-Electric. Rockley is also working with partners to develop co-packaged optics solutions, where its optics is packaged alongside a chip to enable optical input-output.

The company’s other interests include advanced optical computing, environmental sensing, vision systems/ LiDAR and spectroscopy, its approach for wearable and medical diagnostics devices.

The medical diagnostics market uses ‘invasive’ techniques where lab equipment analyses samples such as blood, saliva and urine. In contrast, the non-invasive health market was largely created with the advent of smartwatches, says Rickman. Here the light is used to probe under the skin where it is scattered. The reflected light is then analysed by the watch.

Rickman says that, unlike the established medical diagnostics market, knowledge and expertise for the newer non-invasive approach is limited: “It creates an opportunity for us to fill the gap.”

Rockley’s expertise ranges from the semiconductor process needed to make the sensor and the measurement and analysis of the data collected.

Medical diagnostics

Medical diagnostic equipment analysing a blood sample, for example, determines its many constituents. Specially designed biochemical ‘labels’ are used that attach to what is being detected. Such labels are fluorescent so that the degree of binding and hence the amount of tested-for material is determined by measuring the degree of fluorescence, says Rickman.

Silicon photonics start-ups are among firms developing alternative equipment that is “label-free” and does not require fluorescent labels. Such equipment still requires biochemistry for ‘receptors’ that trap the constituents being tested for. But here what is measured is refractive index changes of the light.

Label-free sensors use silicon photonics circuits that measure the refractive index. The circuits can be a waveguide and ring resonator or a Mach-Zehnder interferometer. Light shined through the circuit undergoes tiny changes in its refractive index caused by constituent-receptor bindings on the sensor’s surface. The circuits are tiny, meaning sensors can be integrated on-chip to measure multiple biomarkers.

Silicon photonics-based biosensors promise more compact diagnostic systems than those used in labs and hospitals. Such systems could be used in ambulances, intensive care units and at a doctor’s office. They can also deliver test results in 25 minutes or less, far quicker than sending samples to a lab and having to wait hours or a day for results.

“There are a lot of companies in this [biosesnor diagnostics] field,” says Rickman. “It is a field deserving close attention and is an exciting area.” However, Rockley’s focus is non-invasive wearables instead.

Wearables cannot match the diagnostic detail provided by invasive techniques, says Rickman. But non-invasive techniques have much scope for diagnostic improvement compared to existing smartwatches.

And while a blood test may provide far greater detail, it indicates only what is happening when a sample is taken. A wearable, in contrast, can continuously monitor the user. This creates new healthcare opportunities, say Rickman.

LEDs and lasers

The technique underpinning smartwatch monitoring has the long title of non-invasive diffuse reflective spectroscopy.

Light at different wavelengths penetrates the skin and is scattered by blood vessels and cells and the interstitial fluid in between. The reflected light is analysed using spectroscopy to glean medical insights.

The smartwatch uses a green LED since blood haemoglobin has a good light absorption at that wavelength. “Effectively, what is being measured is the expansion and contraction of the blood vessels,” says Rickman. “It is measuring the amount of light that is absorbed by the change of the volume of blood.”

It doesn’t stop there. Using a red LED and extending it into the infrared range, the blood oxygenation level is measured using the ratio of oxygenated (bright red) and unoxygenated (darker red) haemoglobin. “The ratio of the two wavelengths that you get back is proportional to the blood oxygen level,” says Rickman.

The visible range can also detect bilirubin, a yellow-orange bile pigment associated with jaundice.

“But that is pretty much it,” says Rickman. “All the other thousands of constituents, if they have absorption peaks, are swamped in the visual range by haemoglobin.”

What Rockley has done is extend the light’s spectral to measure absorption peaks that otherwise are dwarfed by water and haemoglobin.

“We are addressing the visible range and extending it into the infrared range, getting much more accuracy using laser technology compared to LEDs which opens up a whole range of things,” says Rickman.

To do this, Rockley has used its silicon photonics expertise to shrink a benchtop spectrometer to the size of a chip. Normally miniaturisation reduces performance. For a start, the size of the aperture that collects light is reduced, says Rickman. But Rockley claims its silicon photonics platform and its design improves greatly the signal-to-noise ratio compared to a benchtop spectrometer.

“We are talking orders of magnitude improvement over the best-in-class benchtop instruments,” says Rickman.

An important parameter associated with optical transceivers is the link budget, says Rockley, which means getting enough signal to the receiver to recover the data sent. This is defined as part of a standard and being compliant requires meeting the specification.

“Here [with spectroscopy], no one is determining the performance that must be met; there is no standard,” says Rickman, making it an area ripe for innovation.

Platform process

What a wearable spectrometer must deliver is a highly accurate wavelength registration and a deconvolving of what the spectrum comprises, says Rickman

Rockley says one aspect of its silicon photonics process is its use of relatively large waveguides: several microns wide compared to hundreds of nanometers.

It makes sense for companies to adapt CMOS processes for silicon photonics to create sub-micron waveguides, he says, but if the dimensions are smaller than the light’s wavelength, it becomes highly sensitive to the manufacturing process and polarisation while experiencing higher optical loss.

“With the larger waveguides, we get 20x better wavelength registration,” says Rickman. “That is the difference between being able to make the product, or not.”

Healthcare benefits

Rockley says its spectrometer-on-a-chip measures a range of biophysical and biochemical biomarkers. “It will go a lot further than watches today, a lot deeper but not as deep as a blood draw,” says Rickman.

The sensor can detect lactate, urea, glucose - ‘a tough one but a big one’ - and chemical biomarkers that are in a high proportion in blood, says Rickman

“The diseases that are predominant over life, each one has a handful of biomarkers,” says Rickman. “A non-invasive smartwatch can measure these, providing good indicators of the early onset of a disease.”

Detecting the onset of disease will enable more effective treatment, better patient outcomes and less costly healthcare. “The smartwatch doesn’t have to be conclusive,” says Rickman. It is not replacing a full analysis but it can be an early warning and lead to a better outcome.

Such continuous noninvasive monitoring will also help patients with chronic diseases, improving their treatment.

Rickman didn’t detail what probing with infrared light will enable but the filed S-4 Form says Rockley is exploring the early detection of key diseases. These include coronary arterial disease, diabetes, chronic kidney disease, Covid-19, asthma, hepatitis C, cirrhosis, Alzheimer’s, stroke, flu, sepsis and cancer.

Rickman says there is research looking at detecting early onset Covid-19 using a patient’s vital signs but this requires their presence at a clinic. The parameters monitored include blood sugar, blood pressure, hydration, blood oxygen level and heart rate.

Using the parameters combined with machine learning can determine if a patient will have a bad covid-19 experience or not. If the former, drastic treatment steps can be taken before the patient becomes ill.

Market opportunity

Rickman is excited at the scale of the wearable opportunity. In microelectronics, it is consumer applications that drive economies of scale. There may be millions of units of optical transceivers, he says, but that doesn’t achieve ‘hyper-scale. “You want to be making tens of millions of units a week,” he says.

The press release announcing the stock market float referred to Rockley working with world-class partners. Asked about Apple and Samsung, leading makers of smartwatches, Rickman would only say that Rockley is targeting the wearable and medical device markets for customers.

However, the S-4 Form names Apple and other firms such as smartwatch maker Zepp Health, LifeSignals Group which makes wearable medical biosensors, and Withings France SA that makes watches and other healthcare devices. Meanwhile, healthcare company, Medtronic, is a strategic investor in Rockley.

Rockley is projecting revenues of $1.1 billion in 2024 if all goes to plan.

Career passion

Rickman has been interested in silicon photonics and sensing “since the beginning of time”.

He points out how, in the mid-80s, before he founded Bookham, Professor Richard Soref, a silicon photonics luminary, had provided a guide as to what could be done in silicon photonics. “I went on and had the privilege of working with Soref,” says Rickman.

When Rickman investigated the application areas for silicon photonics, he thought that Bell Labs had already solved the problems associated with optical communications so he focussed on sensors. Back then, it was tough to create a multidisciplinary team needed to exploit the biosensor opportunity.

Then, in the late 90s, the dotcom era started and it was clear that many problems remained in making optical-fibre componentry. Bookham dropped its sensor work and focussed exclusively on optical communications.

Rockley was formed in 2013 as a silicon photonics platform company. “It was a question of which of these applications, out of a massive menu that we collected over time, were going to take off in the timeframe of Rockley Photonics,” he says.

Apple watchers have already started speculating as to the features of the next Apple Watch, the Series 7, expected this autumn. In February, one site said the watch is still a long way off and there was little solid news.

The Series 7 watch’s features may be unknown but the direction smartwatches are taking is now much clearer.

Cautionary Statement Regarding Forward Looking Statements

This communication contains “forward-looking statements” regarding SC Health Corporation (“SC Health”), Rockley Photonics Limited (“Rockley” or the “Company”), Rockley Photonics Holdings Limited (“HoldCo”), Rockley Mergersub Limited, and the combined company. Statements in this communication that are not historical in nature may constitute such forward-looking statements. In addition, any statements that refer to SC Health’s, the Company’s, HoldCo’s, or the combined company’s future expectations, beliefs, plans, objectives, financial conditions, assumptions, performance, projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would,” and the negative thereof or similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this communication may include, but are not limited to, statements regarding the following: SC Health’s or Rockley’s management team’s expectations, hopes, beliefs, intentions, or strategies regarding the future; the potential impact of the proposed transaction on Rockley and the combined company, including Rockley’s ability to develop and commercially launch its products; the anticipated or potential features, benefits, and applications for Rockley’s products and technology and timing thereof; Rockley’s projected financial information and anticipated growth rate, the market opportunity for Rockley’s products and technology; the anticipated timing of the closing of the transaction; and the anticipated gross proceeds the transaction is expected to deliver to the combined company. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond SC Health’s, the Company’s, HoldCo’s, or the combined company’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the following: (i) the ability of the parties to complete the transaction, including the PIPE financing, during the anticipated timeframe or at all; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement and Plan of Merger; (iii) SC Health’s HoldCo’s, or Rockley’s, as applicable, ability to obtain additional financing to complete the transaction and execute on the Company’s strategy and business plan after the transaction and ability to obtain or maintain the listing of HoldCo ordinary shares and HoldCo warrants on the New York Stock Exchange following the transaction; (iv) the funds in the trust account being available to SC Health or, following the transaction, the combined company; (v) SC Health’s public securities’ liquidity and trading; (vi) the lack of a market for SC Health’s securities; (vii) the use of funds not held in the trust account or available to SC Health from interest income on the trust account balance; (viii) the trust account not being subject to claims of third parties; (ix) the number of SC Health shareholders voting against the proposed transaction; (x) the anticipated impact of the transaction on Rockley and the combined company, including Rockley’s ability to develop and commercially launch its products; (xi) the status and expectations regarding Rockley’s customer and potential customer relationships; (xii) the success of Rockley’s strategic relationships with third parties; (xiii) the ability of Rockley to increase market shares in its existing markets or any new markets it may enter; (xiv) changes adversely affecting the businesses in which Rockley is engaged; (xv) the ability of Rockley to manage its growth effectively; (xvi) Rockley’s or the combined company’s ability to execute on its business strategy and plans; (xvii) Rockley’s success in retaining or recruiting, or changes required in, officers, key employees, or directors following the transaction; (xviii) Rockley’s or the combined company’s ability to obtain any required regulatory approvals, including any required FDA approvals, in connection with Rockley’s anticipated products and technology; (xix) tax implications of the proposed transaction; (xx) Rockley’s ability to maintain and protect its intellectual property; (xxi) the ability the Rockley to achieve and maintain profitability in the future and (xxii) the impact of the COVID-19 pandemic; as well as the factors described under the heading “Risk Factors” in SC Health’s registration on Form S-1 (File No. 333-232240), the registration statement on Form S-4 (File No. 333-255019) filed by HoldCo and discussed below and other documents filed by SC Health or HoldCo from time to time with the U.S. Securities and Exchange Commission (the “SEC”). The forward-looking statements contained herein are based on SC Health’s, Rockley’s, and HoldCo’s current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting SC Health, Rockley, and HoldCo will be those that have been anticipated. SC Health, Rockley, and HoldCo undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Additional Information and Where To Find It

In connection with the proposed transaction, Rockley Photonics Holdings Limited (“HoldCo”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-255019) (the “Registration Statement”), which includes a document that serves as a preliminary prospectus of HoldCo and preliminary proxy statement of SC Health Corporation (“SC Health”) and is referred to as a prospectus/proxy statement. SC Health will mail a final prospectus/definitive proxy statement and other relevant documents to its shareholders. This communication is not a substitute for the Registration Statement, the final prospectus/definitive proxy statement or any other document that SC Health will send to its shareholders in connection with the proposed transaction. Each of the parties also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of SC Health, Rockley Photonics Limited (the “Company”), and HoldCo are advised to read the Registration Statement, all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction, and when available, the final prospectus/definitive proxy statement in connection with SC Health’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the proposed transaction (and related matters) because the final prospectus/definitive proxy statement will contain important information about the proposed transaction and the parties to the proposed transaction. The final prospectus/definitive proxy statement will be mailed to shareholders of SC Health as of a record date to be established for voting on the proposed transaction. Investors and shareholders of SC Health will also be able to obtain copies of the final prospectus/definitive proxy statement and other documents that are filed or will be filed with the SEC by SC Health or HoldCo (including the Registration Statement), without charge, once available, at the SEC’s website at www.sec.gov. The documents filed by SC Health with the SEC may also be obtained free of charge at SC Health’s website at www.schealthcorp.com, or upon written request to: SC Health Corporation, 108 Robinson Road #10-00, Singapore 068900, Republic of Singapore.

Participants in the Solicitation

SC Health Corporation (“SC Health”), Rockley Photonics Limited (“Rockley” or the “Company”), Rockley Photonics Holdings Limited (“HoldCo”), Rockley Mergersub Limited, and their respective directors, executive officers, other members of management, and employees, under the rules of the U.S. Securities and Exchange Commission (the “SEC”), may be deemed to be participants in the solicitation of proxies of SC Health’s shareholders in connection with the proposed transaction. Information about SC Health’s directors and executive officers is set forth in SC Health’s annual report on Form 10-K filed with the SEC on March 31, 2021. To the extent that holdings of SC Health’s securities have changed since the amounts printed in SC Health’s’ annual report on Form 10-K, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such persons and other persons who may be deemed participants in the proposed transaction, including more detailed information regarding the names and interests in the proposed transaction of SC Health’s directors and officers, may be obtained by reading SC Health’s filings with the SEC as well as the registration statement on Form S-4 (File No. 333-255019) (the “Registration Statement”) filed by HoldCo with the SEC in connection with the proposed transaction, which includes the preliminary proxy statement of SC Health and the preliminary prospectus of HoldCo for the proposed transaction. Additional information regarding the names and interests of the Company’s and HoldCo’s respective directors and executive officers and HoldCo’s director nominees may also be obtained by reading the Registration Statement filed with the SEC in connection with the proposed transaction.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute, an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.